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                                                                       EXHIBIT 12

                        INDIANA GAS COMPANY, INC.
                        AND SUBSIDIARY COMPANIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (In Thousands, Except Ratios)

                                                   Year Ended December 31
                                  1999           1998        1997(1)      1996        1995
Earnings:
 Net income                     $29,742        $26,825       $13,648     $36,121    $40,258
   Income taxes                  16,734         14,058         7,813      21,637     24,110
   Fixed charges (see below)     17,691         16,133        17,782      17,154     16,465
Total adjusted earnings         $64,167        $57,016       $39,243     $74,912    $80,833

Fixed charges:
 Total interest expense         $16,969        $15,802       $17,049     $16,200    $15,528
 Interest component of rents        722            331           733         954        937
Total fixed charges             $17,691        $16,133       $17,782     $17,154    $16,465

Ratio of earnings to fixed
  charges                           3.6            3.5           2.2         4.4        4.9


(1)Reflects the recording of restructuring costs in  1997
   (see Item 8, Note 3). Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs was 4.4.

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